Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-221842

August 13, 2018

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New Gold ETF GLDM Hits $100M in AUM

Learn About GLDM g

Dear <Name>,

I am excited to announce that our new low-cost gold ETF, SPDR® Gold MiniShares (GLDM), has surpassed $100 million in AUM. 1 This milestone comes less than two months after GLDM’s launch.

With a total expense ratio of just 18 basis points, GLDM is the lowest cost gold ETF in the market.2 It is designed to offer the potential benefits that exposure to gold can bring to a properly balanced portfolio.

Since launching the first gold ETF in 2004, State Street Global Advisors has continued to launch new funds that are designed to help our clients efficiently and cost-effectively add gold exposure to portfolios. For additional information, check out our full suite of SPDR Gold Products, or call us at 866.320.4053 to learn more.

Sincerely,

George Milling-Stanley

Head of Gold Strategy

State Street Global Advisors

1Source: Bloomberg L.P., as of 8/8/2018.

2Important Cost Information: GLDM is identified as the lowest cost gold ETF based on GLDM’s total expense ratio compared with the total expense ratios included in Morningstar’s Global Exchange Traded Funds database for the 25 products with reported expense information and identified as having a primary prospectus benchmark to the LBMA Gold Price PM (USD) or the LBMA Gold Price AM (USD) as of 8/8/2018.

Important risk information

Past performance is not a guarantee of future results.

Investing involves risk, and you could lose money on an investment in SPDR® Gold MiniSharesSM Trust (“GLDMSM”), a series of the World Gold Trust.

ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.

Diversification does not ensure a profit or guarantee against loss.

Investing in commodities entails significant risk and is not appropriate for all investors.

Important Information Relating to SPDR® Gold MiniSharesSM Trust (“GLDMSM”):

The World Gold Trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the World Gold Trust has filed with the SEC for more complete information about GLDM and this offering. Please see the GLDM prospectus for a more detailed discussion of the risks of investing in GLDM shares. The GLDM prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

GLDM is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of GLDM do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLDM shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLDM shares relates directly to the value of the gold held by GLDM (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLDM does not generate any income, and as GLDM regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent.

The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLDM’s sponsor.

MiniSharesSM and GLDMSM are service marks of WGC USA Asset Management Company, LLC used with the permission of WGC USA Asset Management Company, LLC.

Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties makes any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto.

For more information, please contact the Marketing Agent for GLDM: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210;

T: +1 866 320 4053 spdrgoldshares.com

© 2018 State Street Corporation. All Rights Reserved.

State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA 02210

Not FDIC Insured - No Bank Guarantee - May Lose Value

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SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.